SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)


                               ITC^Deltacom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45031T872
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Rehan Jaffer
                             H Partners Capital, LLC
                        152 West 57th Street, 52nd Floor
                            New York, New York 10019
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 16, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    45031T872
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     H Partners Capital, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.    45031T872
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        H Partners Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.    45031T872
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        H Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.    45031T872
           ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Rehan Jaffer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,200,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,200,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,200,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

14.  TYPE OF REPORTING PERSON

     IN

 CUSIP No.   45031T872
          ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is ITC^DeltaCom, Inc. (the "Issuer"). The address of the Issuer's offices is 7037 Old Madison Pike, Huntsville, Alabama 35806. This
Schedule  13D  relates  to the  Issuer's  Common  Stock,  $.01  par  value  (the
"Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Amendment No. 3 to Schedule 13D is being filed jointly by H Partners Capital, LLC, a Delaware limited liability company ("H Partners Capital"), H Partners Management, LLC, a Delaware limited liability company ("H Partners Management") H Partners, LP (the "Partnership"), a Delaware limited partnership, and Rehan Jaffer, a United States citizen (collectively with H Partners Capital, H Partners Management and the Partnership, the "Reporting Persons").

     The principal business address of the Reporting Persons is 152 West 57th Street, 52nd Floor, New York, New York 10019.

     Rehan Jaffer is the managing member of H Partners Capital, an investment management firm that serves as the general partner to several investment funds, both public and private, including the Partnership.

     (d) Rehan Jaffer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of the Partnership over which Rehan Jaffer, through his role at H Partners Capital and H Partners Management, exercises investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed
funds  used  for  working   capital   purposes   (including   certain   leverage
arrangements) in the Partnership's ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons, together with Mark Eberle, Scott Neiboer, Curtiswood Capital, LLC, Trace Partners, LP, Trace Management, LLC, Vikas Tandon, Joshua Tree Capital Partners, LP, Joshua Tree Capital Management, LP and Joshua Tree Capital Management, LLC formed a group for Section 13D purposes (the "Group") on June 18, 2007. The Group was formed for a specific purpose that has since been successfully achieved and, therefore, the Group no longer exists and the members of the Group are no longer acting together for that or any other purpose that would constitute a group.

     Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, the Reporting Persons may each be deemed to be the beneficial owners of 1,200,000 Shares (6.4)% of the Issuer, based upon the 18,766,942 Shares outstanding as of March 31, 2007, according to the Issuer's most recent 10Q filed with the Securities and Exchange Commission.

     The Reporting Persons have the sole power to vote or direct the vote of 0 Shares to which this filing relates. The Reporting Persons have the shared power to vote or direct the vote of 1,200,000 Shares to which this filing relates.

     The Reporting Persons have the sole power to dispose or direct the disposition of 0 Shares to which this filing relates. The Reporting Persons have the shared power to dispose or direct the disposition of 1,200,000 Shares to which this filing relates.

     The Reporting Persons have not engaged in any transactions in the Shares since their last Schedule 13D filing.

     Each of the Reporting Persons specifically disclaims beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On July 16, 2007, in connection with the proposed recapitalization transactions (the "Recapitalization") described in the Issuer's Current Report on Form 8-K filed on June 14, 2007 (the "June Form 8-K"), the Issuer entered into an agreement (the "Purchase Agreement"), with H Partners LP, Joshua Tree Capital Partners and Trace Partners, LP (collectively, the "Purchasers"), pursuant to which the Issuer has agreed to issue and sell to the Purchasers 412,215 shares of a new issue of the Issuer's 6% Series H Convertible Redeemable Preferred Stock, par value $0.01 per share (the "Series H preferred stock"), at a purchase price of $100 per share for an aggregate purchase price of approximately $41.2 million. Subject to the satisfaction of closing conditions specified in the Purchase Agreement, the Issuer will issue and sell the Series H preferred stock to the Purchasers on the date on which the Issuer consummates the Recapitalization and related transactions described in the June Form 8-K (the "Recapitalization Closing Date"). Each Purchaser is currently a common stockholder of the Issuer.

     The Issuer has agreed in the Purchase Agreement to seek to make a rights offering of its common stock (the "Rights Offering") as soon as reasonably practicable after the Recapitalization Closing Date. Pursuant to the Rights Offering, which the Issuer will register under the Securities Act of 1933, as amended (the "Securities Act"), the Issuer will offer to holders of each share of its common stock on the applicable record date non-transferable rights (the "Rights") to purchase 1.18 shares of common stock per Right (the "Subscription Ratio") at a purchase price of $3.03 per share, for an aggregate purchase of up to 13,604,455 new shares of common stock. The Subscription Ratio will be subject to adjustment if the number of shares of common stock outstanding immediately after consummation of the Recapitalization and related transactions differs from the number of shares estimated as of the Purchase Agreement date to be then outstanding. The Purchase Agreement provides that certain common stockholders of the Issuer will not participate in the Rights Offering, including investment funds affiliated with Welsh, Carson, Anderson & Stowe and investment funds sponsored by Tennenbaum Capital Partners, LLC, which will receive shares of common stock in the Recapitalization and related transactions as described in the June Form 8-K, and certain members of the Issuer's executive management.

     The Purchase Agreement provides that the aggregate purchase price payable to the Issuer upon exercise of all of the Rights may not exceed the $41.2 million purchase price for the Series H preferred stock. The Issuer will redeem the outstanding shares of the Series H preferred stock with the proceeds of the Rights Offering at a redemption price of $100 per share. Any shares of Series H preferred stock that are not redeemed from the proceeds of the Rights Offering will mandatorily and automatically convert into 33 shares of common stock at the earlier of the conclusion of the Rights Offering or January 31, 2008. If all of the Rights are exercised, the Series H preferred stock would be redeemed in full and, based on the number of shares of common stock and common-stock equivalents estimated to be outstanding immediately after consummation of the Recapitalization and related transactions, the Issuer estimates that the minority stockholders would increase their ownership of the common stock from approximately 20.8% to approximately 23.5% on a fully diluted basis. If the Rights Offering is not consummated by a date that will permit redemption of some or all of the Series H preferred stock before January 31, 2008, the Purchasers of the Series H preferred stock on January 31, 2008, will receive all of the shares of common stock issuable upon conversion of the preferred stock.

      The Series H preferred stock will rank senior to the common stock and each other class of capital stock or series of preferred stock of the Issuer with respect to dividend rights and distributions upon the liquidation, dissolution or winding up of the Issuer. Each share of Series H preferred stock will have a stated liquidation preference of $100 and will be entitled to receive cash dividends at an annual rate of 6% from the date of issue until such time as each share of Series H preferred stock is redeemed by the Issuer or converted into common stock, as described above. The Issuer will not have any right to redeem any of the Series H preferred stock other than from the proceeds of the Rights Offering. Holders of the Series H preferred stock will be entitled to vote together with the holders of the common stock as a single class on all matters submitted to a vote of the Issuer's stockholders, including the election of directors. With specified exceptions to permit the Recapitalization, the affirmative vote of the holders of a majority of the outstanding shares of the Series H preferred stock will be required to authorize the Issuer to pay dividends on, or to purchase or otherwise redeem, shares of any other class of the Issuer's capital stock.

     The closing of the sale of the Series H preferred stock, as well as the registration of the Rights Offering, is conditioned on consummation of the Recapitalization (after giving effect to the modifications described herein) and related transactions and other customary financing conditions. It also is a condition to the sale of the Series H preferred stock that the Issuer redeem half of its outstanding 8% Series A Convertible Redeemable Preferred Stock for approximately $11 million and convert the balance of the Series A preferred stock into approximately 1.7 million shares of common stock.

     The Reporting Persons do not have any other contract, arrangement, understanding or relationship with any other person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

Exhibit A   Joint Filing Agreement

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of such Reporting Person's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 24, 2007
-----------------------
(Date)


H Partners Capital, LLC

By:  /s/ Rehan Jaffer
-------------------------------------
Name:  Rehan Jaffer
Title:  Managing Member of its Adviser


H Partners Management, LLC

By:  /s/ Rehan Jaffer
-------------------------------------
Name:  Rehan Jaffer
Title:  Managing Member


H Partners, LP

By:  /s/ Rehan Jaffer
-------------------------------------
Name:  Rehan Jaffer
Title:  Managing Member of its General Partner


/s/ Rehan Jaffer
-------------------------------------
Name:  Rehan Jaffer

                                                                   Exhibit A


                                   AGREEMENT

     The undersigned agree that this Amendment No. 3 to Schedule 13D dated July 24, 2007 relating to the Common Stock, par value $.01 of ITC^DeltaCom, Inc. shall be filed on behalf of the undersigned.



H Partners Capital, LLC

By:  /s/ Rehan Jaffer
-------------------------------------
Name:  Rehan Jaffer
Title:  Managing Member of its Adviser


H Partners Management, LLC

By:  /s/ Rehan Jaffer
-------------------------------------
Name:  Rehan Jaffer
Title:  Managing Member


H Partners, LP

By:  /s/ Rehan Jaffer
-------------------------------------
Name:  Rehan Jaffer
Title:  Managing Member of its General Partner



/s/ Rehan Jaffer
-------------------------------------
Name:  Rehan Jaffer




July 24, 2007


SK 02642 0006 790416 v2